NOTIFICATION OF LATE FILING

(Check One):     ☒ Form 10-K and     ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q      ☐ Form 10-D      ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:

Cosmos Holdings Inc.

Former name if applicable: Prime Estates & Developments, Inc.

Address of principal executive office (Street and number):

141 W. Jackson Blvd, Suite 4236

City, state and zip code:

Chicago, Illinois 60604

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cosmos Holdings Inc. (the "Company") could not complete the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-K, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dimitrios Goulielmos	312.674.4529
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

Cosmos Holdings Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 26, 2014	By:	/s/ Dimitrios Goulielmos
Dimitrios Goulielmos
President and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

The Registrant is currently in the process of reviewing with the registrant’s auditor all events subsequent to the end of the fiscal year December 31, 2013 to accurately prepare the going concern and subsequent event sections of the filing.  No final decision has been made but it is possible that the Registrant may file financial statements with significant changes in results of operations from the corresponding fiscal year for the last fiscal year that will be reflected by the earnings statements to be included in the subject report or portion thereof.   However, no assurance can be given that the Registrant will in fact file financial statements with significant changes in results of operations from the corresponding fiscal year for the last fiscal year that will be reflected by the earnings statements to be included in the subject report or portion thereof.  This narrative is added to assure compliance with the requirements of this Form.

3